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July 7, 2014

VIA EDGAR

Securities and Exchange Commission

Patrick Gilmore

Accounting Branch Chief

100 F Street, N.E.

Washington, D.C. 20549-5546

Re: Worlds Inc. (the “Company”)

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed April 1, 2014

File No.: 000-24115

Gentlemen:

On April 1, 2014 the Company filed an Annual Report on Form 10-K for the year ended December 31, 2013 (the “10-K”). By letter dated May 6, 2014, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) transmitted to the Company comments on the 10-K (the “Letter”). We are responding to the Staff’s comments contained in the Letter. The numbered paragraphs below correspond to the numbered comments in the Letter.

1.	We hereby confirm, on behalf of the Company, that in future filings the Company will revise its disclosure under Item 9A, Controls and Procedures, to provide the entire definition consistently or just refer to the Rule. Please see the disclosure provided in Item 4, Controls and Procedures, of the Company’s Quarterly Report on Form 10-Q, for the quarter ended March 30, 2014, filed on May 15, 2014, which contains a revised disclosure.

2.	The 10-K was amended by the filing of a Form 10-K/A on July 2, 2014 to include the identified consent.

3.	In future filings the Company will not include the title of the certifying individual in Exhibit 31.2.

The Company is aware and acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unite States.

Very truly yours,

/s/ Irving Rothstein

Irving Rothstein